UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

PEARSON plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand

London, England WC2R 0RL

 44-20-7010-2000

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

27th November 2017
London

Press Release

Pearson announces the sale of Wall Street English

Pearson is today announcing that it has agreed the sale of Wall Street English (WSE) to a consortium consisting of funds affiliated with Baring Private Equity Asia and CITIC Capital.

The transaction is expected to generate gross cash to Pearson of around $300m after adjustments for assumed deferred revenue and historical tax liabilities. Tax and net transaction costs are expected to be around $50m. The improvement in Pearson net debt as a result of the transaction will be approximately $100m as around $150m of operating cash will be retained in the disposed business. The transaction is expected to close in the first half of 2018 subject to regulatory approval being obtained.

At our full year 2016 results in February we announced we were exploring strategic options to shift away from large-scale direct delivery services, including a potential partnership for WSE and the sale of Global Education (GEDU). After extensive review of options for WSE, we have concluded that the full disposal of WSE is the approach best aligned with our objective to simplify Pearson and focus on fewer bigger opportunities.

In 2016 WSE served 180,000 learners and operated 70 corporate owned centres in China, nine corporate owned centres in Italy and 321 franchised centres across 27 territories. It contributed £175m in revenue, an adjusted operating profit of £7m and a statutory operating profit of £4m. The business had approximately 3,600 FTE employees at the end of June 2017

Moelis & Company acted as financial advisor to Pearson on this transaction.

John Fallon, Pearson's chief executive, said:

"The sale of Wall Street English is part of our continued effort to focus on a smaller number of bigger opportunities in global education and to become simpler and more efficient."

Notes to editors:

About Pearson
Pearson is the world's learning company, with expertise in educational courseware and assessment, and a range of teaching and learning services powered by technology. Our mission is to help people make progress through access to better learning. We believe that learning opens up opportunities, creating fulfilling careers and better lives. For more, visit: www.pearson.com/corporate.

About WSE
Wall Street English is the world's leading English language training network delivering English language learning to adults and is recognised as a leading blended learning platform that provides a premium lifestyle experience to its students. WSE's success is underpinned by a strong brand, a track record of growth and innovation over its 45 year history. In 2016 the business served 180,000 learners through 70 corporate owned centres in China, nine corporate owned centres in Italy and 321 franchised centres across 27 territories.

About Baring Private Equity Asia
Baring Private Equity Asia (BPEA) is one of the largest and most established independent private equity firms in Asia. The firm has been investing in Asia since its formation in 1997. Baring Asia currently has over 41 portfolio companies active across Asia with a total of 178,000 employees and sales of approximately US$35 billion in 2016.

About CITIC Capital Holdings Limited
Founded in 2002, CITIC Capital Holdings Limited is an alternative investment management and advisory company. The firm manages over US$22 billion of capital across 100 funds and investment products. The firm manages investments through its multiple asset class platform covering private equity, real estate, structured investment & finance, and asset management. CITIC Capital has over 130 portfolio companies that span 11 sectors and employ over 820,000 people around the world.

For more information

T: + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
International media: Tom Engel, Tom Steiner
China media: Vivian Lv at vivian.lv@pearson.com, + 86 10 5735 5091

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 November 2017
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary